NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA RESUMES DRILLING AT THE GOLD BAR
PROPERTY IN NEVADA

December 16, 2003 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to report on the status of the deep drilling program at its 95% owned Gold Bar Property located in the Battle Mountain/Eureka mineral belt in central Nevada.

Drill hole BZGB-01 is the first drill hole in Bonanza’s Gold Bar deep exploration program. The drill hole was partially drilled earlier this year, when drilling technical difficulties caused abandonment of the reverse circulation drilling.

To complete the drill hole, a core drilling rig has re-entered the drill hole and is currently being wedged off to avoid reverse circulation drill steel that was lost at the bottom of the reverse circulation drill hole. The core will be drilled by a 244EC Longyear core drilling rig operated by Boart/Longyear Drilling of Elko, Nevada. The drill hole is designed to explore for mineralized feeder structures within the Roberts Mountains Formation at depth below the Gold Bar open pit.

Production History
Open pit gold production at the Gold Bar Pit by Atlas Corporation and its subsidiaries began in 1987 and continued until 1994. A total of 7,514,600 tons grading 0.074 opt gold were produced, with recoveries averaging 87%, resulting in production of 485,000 ounces of gold, as previously announced.

Resources
Historical Resources currently in place at Gold Bar comprise 3.6 million tons of material grading 0.100 opt (3.4 g/t) containing 360,000 ounces of gold in the Gold Bar Main Pit vicinity, and 2.5 million tons grading 0.056 opt (1.9 g/t) containing 140,000 ounces of gold in the Gold Canyon area. These historical resources contain 500,000 total ounces of gold in the Gold Bar Main and Gold Canyon areas. The exploration program which is the subject of this news release is focused on the feeder zones to these historical resources, where the feeder fault system is hosted by the favorable Roberts Mountains Formation.

Gold Bar Property Important Information
The company has not done the work necessary to verify the classification of the Historical Resources currently present at Gold Bar. The company is not treating the Historical Resources as NI-43101 defined resources, but views these gold deposits as key geochemical anomalies to guide further exploration. Should the price of gold rise sufficiently, the company will undertake drilling and estimation studies to convert the Historical Resources into NI-43101 defined resources. The historical estimates are not mineral reserves and do not have demonstrated economic viability and should not be relied upon. The Historical Resources currently in place at Gold Bar were prepared by companies other than the company; they were estimated by Atlas geologists in 1996. The Historical Resources were estimated by Atlas Precious Metals Inc., were believed to be reliable at the time, and were prepared to industry standards at the time, and are relevant today as they were then. Atlas at the time of the announcement of these resources did not state the methodology used to estimate the resources. The Historical Resources are not NI-43101 classified, although the company believes they are similar to the NI-43101 classification of "Inferred" resources. The Historical Resources are the most current such estimates available to the company.

The Gold Bar Project is the site of previous, recent, modern, open pit gold mining. For that reason, all environmental permitting, legal, title, taxation , socio-political, and marketing issues at the site have been successfully overcome in the recent past. The site has recently been permitted for a much larger operation that any potential mine that may be constructed in the near future. Title is held through un-patented mining claims purchased by the company; these claims are in good standing. No legal issues that appear to compromise the potential of the property are known. The Nevada taxation system is favorable to mining. Nevada hosts a very large modern gold mining industry. The local socio-political climate appears favorable to development of a gold mine. The locality is remote, rural, pro-jobs and pro-mining. Gold, the product of a contemplated mine, is a very liquid product that can be marketed very easily and directly.

As has been previously announced, the qualified person for the "Geological Report on the Nevada Properties of Bonanza Gold Inc" (now American Bonanza Gold Mining Corp.), which lists the Historical resources at Gold Bar is Gerald F. McArthur, FGAG, PGeo.,self-employed as an independent Consulting Geologist, whose address was 11135 Monroe Drive, Delta, BC.

Additional information about Bonanza can be obtained at the company’s website: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:

Catherine Tanaka, Investor Relations (604) 688-7523
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023